Exhibit (h)(4)

July 28, 2026

Cliffwater Enhanced Lending Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

Ladies and Gentlemen:

Cliffwater LLC hereby contractually undertakes as of the date hereof with respect to Cliffwater Enhanced Lending Fund (the “Fund”) to waive and/or reimburse the Fund, through July 30, 2027, to the extent that the Distribution and Service Fee paid by the Fund pursuant to its Distribution and Service Plan adopted by the Fund’s Board of Trustees in compliance with Rule 12b-1 under the Investment Company Act of 1940 exceeds 0.85% of the Fund’s aggregate net assets attributable to Class D shares on an annualized basis.

This agreement may not be modified or terminated without the approval of the Fund’s Board of Trustees and Cliffwater.

Very truly yours,

CLIFFWATER LLC

/s/ Stephen Nesbitt
By: Stephen Nesbitt
Title: CEO

CLIFFWATER ENHANCED LENDING FUND

/s/ Lance Johnson
By: Lance Johnson
Title: Treasurer